Exhibit 99.1

Franklin Savings
Employee Stock Ownership Plan
4750 Ashwood Drive ® P.O. Box 415739
Cincinnati, Ohio 45241-5739 ® (513) 469-8000 ® Fax (513) 469-5360

April 16, 2010

Jason D. Long
Vice President
Lenox Wealth Management, Inc.
8044 Montgomery Rd., Suite 480
Cincinnati, Ohio 45236

Dear Mr. Long:

In my letter to you dated April 9, 2010, I posed two questions about the offer made by Lenox Wealth Management, Inc. (“Lenox”) to buy up to 209,495 shares of First Franklin Corporation common stock owned by the Franklin Savings and Loan Employee Stock Ownership Plan (the “Franklin Savings ESOP”).  The first question you answered in your reply letter dated April 13, 2010, and I now understand that Lenox’s offer extends to all of the shares owned by the Franklin Savings ESOP, whatever that number may be at the time of a closing.  For the record, that number currently is 214,551 shares as you state in your reply letter.

The second question I asked relating to your pre-condition you did not directly answer.  What I took you to say, however, is that you acknowledge that the Office of Thrift Supervision (“OTS”) approval procedure of a change in control may not be accomplished by the announced annual meeting dated for shareholders of June 14, 2010, and in response you propose that I agree to postpone the annual shareholder meeting date until after the necessary OTS approval is obtained.  The problem is that I do not have the power to do so.  As Trustee of the Franklin Savings ESOP, it is not up to me to schedule the company’s annual shareholder meetings.  After I received your letter, I sent copies to the Board of Directors and asked that your request be given consideration which they did today.  They declined your request.

In order to have dialogue about a possible sale which we are interest in exploring, I would ask that you give consideration to modifying Lenox’s offer and let it remain open until OTS approval is obtained, whether or not that occurs before June 14, 2010.  If you would agree to do so, we will consider your offer to be an offer that does not have attached a condition that is impossible to meet.

I await your prompt response.

Sincerely,

/s/ Thomas H. Siemers
Thomas H. Siemers
Trustee